January 8, 2013

VIA EDGAR AND EMAIL

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, DC 20549

RE:	Monro Muffler Brake, Inc. (the “Company”)

Form 10-K for the Year Ended March 31, 2012

Filed May 30, 2012

Form 10-Q for the Quarter Ended September 29, 2012

Filed November 8, 2012

And	Monro Muffer Brake, Inc.

Form 10-K for the year ended March 26, 2010

Filed June 10, 2010

File No. 000-19357

Dear Ms. Cvrkel:

The purpose of this letter is to formally acknowledge your agreement to an extension of time to respond to your comment letter dated December 21, 2012 until this Friday, January 11, 2013. We appreciate your willingness to grant this extension of time.

Additionally, in response to an open item from your letter dated September 28, 2010, comment #2, we have enclosed Exhibit A showing how the signature page will look in the 10-K filing for the year ending March 30, 2013.

Ms. Linda Cvrkel

January 8, 2013

Please feel free to call the undersigned at 585-784-3335 should you have any questions or require additional information.

Sincerely,

/s/ Catherine D’Amico
Catherine D’Amico
Executive Vice President – Finance,
Treasurer and Chief Financial Officer

CC:	Robert G. Gross – Executive Chairman

John W. Van Heel – Chief Executive Officer

Maureen E. Mulholland – General Counsel

Monro Muffler Brake, Inc. Audit Committee Members

Jeffrey Bowen – Harter Secrest & Emery LLP

Keith Belote – PricewaterhouseCoopers LLP

Eileen M. Tometsko

Brian D’Ambrosia

Christian M. Snyder

Michelle A. Cohen

Exhibit A

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONRO MUFFLER BRAKE, INC. (Registrant)

By:	/s/ John W. Van Heel
John W. Van Heel Chief Executive Officer and President

Date: May 29, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ John W. Van Heel	Chief Executive Officer, President	May 29, 2013
John W. Van Heel	and Director (Principal Executive Officer)

/s/ Catherine D’Amico	Executive Vice President-Finance	May 29, 2013
Catherine D’Amico	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

/s/ Robert G. Gross	Executive Chairman	May 29, 2013
Robert G. Gross

/s/ Richard A. Berenson *	Director	May 29, 2013
Richard A. Berenson

/s/ Frederick M. Danziger *	Director	May 29, 2013
Frederick M. Danziger

/s/ Donald Glickman *	Director	May 29, 2013
Donald Glickman

/s/ Stephen C. McCluski *	Director	May 29, 2013
Stephen C. McCluski

/s/ Robert E. Mellor *	Director	May 29, 2013
Robert E. Mellor

/s/ Peter J. Solomon *	Director	May 29, 2013
Peter J. Solomon

/s/ James R. Wilen *	Director	May 29, 2013
James R. Wilen

/s/ Elizabeth A. Wolszon *	Director	May 29, 2013
Elizabeth A. Wolszon

* By:	/s/ John W. Van Heel
John W. Van Heel, as Attorney-in-Fact